 EXHIBIT 3.1
Filed by Embassy Bancorp, Inc.
Commission File No.: 000-1449794

The current Article SIXTH of the Articles of Incorporation shall be deleted in its entirety and replaced by a new Article SIXTH which shall read in its entirety as follows:

SIXTH:           The Corporation shall have authority to issue 30,000,000 shares of stock, of which 20,000,000 shall be common stock, $1.00 par value per share, and 10,000,000 shares shall be preferred stock, $1.00 par value per share.   The Board of Directors is hereby authorized from time to time to provide by resolution for the issuance of any of the authorized but unissued shares of common stock of the Corporation.  Except as otherwise provided in this Article SIXTH (or in any supplementary sections hereto), the holders of common stock shall exclusively possess all voting power.  Each holder of shares of common stock shall be entitled to one vote for each share held by such holder.

The Board of Directors is hereby authorized to issue, in one or more classes or series, shares of preferred stock, with full, limited, multiple, fractional or no voting rights, and with such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights or other special or relative rights as shall be fixed from time to time by the Board of Directors.

Except as otherwise provided in any resolution or resolutions of the Board of Directors providing for the issuance of any particular class or series of preferred stock, the number of shares of stock of any such class or series so set forth in such resolution or resolutions may be increased or decreased (but not below the number of shares of such class or series then outstanding) by a resolution or resolutions adopted by the Board of Directors.

Except as otherwise provide in any resolution or resolutions of the Board of Directors providing for the issuance of any particular class or series of preferred stock, preferred stock redeemed or otherwise acquired by the Corporation shall assume the status of authorized but unissued preferred stock, shall be unclassified as to class or series and may thereafter, subject to the provisions of this Article SIXTH and to any restrictions contained in any resolution or resolutions of the Board of Directors providing for the issue of any such class or series of preferred stock, be reissued in the same manner as other authorized but unissued preferred stock.